ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889
www.egsllp.com

April 30, 2010
VIA EDGAR
H. Roger Schwall, Assistant Director
U.S. Securities & Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:	Re: Capital Gold Corporation Registration Statement on Form S-4 Filed April 1, 2010 File No. 333-165866

Dear Mr. Schwall:

On behalf of Capital Gold Corporation (“Capital Gold”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated April 20, 2010 concerning the Registration Statement on Form S-4 (the “Registration Statement”) previously filed on April 1, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-4

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Mr. H. Roger Schwall
April 29, 2010

We acknowledge the Staff’s comments and advise that, where disclosure has changed, we have indicated precisely where in the marked version of the amendment Staff will find our responsive changes. Similarly, we have made corresponding changes where applicable throughout the document.

2.	Please file all omitted exhibits as soon as possible, including but not limited to the legality opinion. Ensure that you allow sufficient time for our review of the exhibits once they) are filed.

We have filed all exhibits with Amendment No. 1 to the S-4.

3.
We note your disclosure that the business combination is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Please obtain and file the tax opinion required by Item 601(b)(8) of-Regulation S-K.

We have filed a tax opinion as required by Item 601(b)(8) of-Regulation S-K.
as an exhibit to Amendment No. 1 to the S-4.

4.	Please monitor the need to update your financial statements and auditor’s consents in future amendments.

We acknowledge the Staff’s comment.

Exhibit 10.22

5.	The reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the year ended July 31, 2009 appears to be incorrect. Please revise appropriately.

We have revised the disclosure appropriately.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq., or Sarah E. Williams, Esq. at (212) 370-1300.

Very truly yours, /s/ Ellenoff Grossman & Schole LLP

cc:	Christopher Chipman Jonathan H. Gardner, Esq.